Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM ANNOUNCES VHIO CLOUD
VIRTUALIZATION OFF-LOADING SOLUTION
WITH OPEN STACK SUPPORT

- SmartSilc VHIO 1.0 provides offload support to both compute nodes and network nodes working under Red-Hat Open Stack to deliver an even stronger performance boost -

KFAR SAVA, Israel, April  9, 2014 – Silicom Ltd. (NASDAQ: SILC, TASE: SILC), an industry leading provider of high performance networking and data infrastructure solutions, today announced the launch of its SmartSilc VHIO 1.0, the first product Silicom has developed utilizing the virtualization off-load engine it acquired in September 2013. The product’s virtualization off-load technology has been implemented under Red Hat Open Stack, the emerging Cloud management standard that has been adopted by the majority of cloud industry leaders.

As a network processor blade incorporated within cloud compute nodes and network nodes, SmartSilc VHIO 1.0 offloads all network and storage I/O tasks from the Hypervisor, significantly reducing CPU utilization and consequently improving the performance of any compute node in which it is installed. In addition, its implementation of NAT, firewall and other tasks previously carried out in the network node frees the network node to become an additional compute node.

“We are excited to launch our first Virtualization Off-Loading product, a totally new concept that addresses a number of the industry’s hottest trends,” commented Shaike Orbach, Silicom’s President and CEO. “As the industry is getting ready to accelerate its move towards virtualization within the cloud and adopts Open Stack as the de-facto standard for virtualized cloud management, a clear need has emerged for a product operating under Open Stack that addresses the primary pain point of every cloud-based environment: the difficulty of maintaining and improving performance while reducing cost, power consumption and space. As such, we believe our innovative VHIO 1.0, one of the first products that addresses this need squarely while indeed operating under the Open Stack umbrella, is a major achievement with huge potential.”

Mr. Orbach continued, “We are excited by the initial reception that several industry leaders have given our VHIO 1.0, and are currently engaged in promising discussions. We are confident that the concept will prove its value over time.”

Silicom will launch the SmartSilc VHIO 1.0 in a presentation at the Red-Hat Open Stack Summit at the Moscone Center in San Francisco, April 14 -17 at Booth #723.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the throughput and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Application Delivery, WAN Optimization, Security and other mission-critical segments within the fast-growing virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators and a variety of innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Kenny Green / Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail : silicom@gkir.com